Contact

www.linkedin.com/in/sharontetlow
(LinkedIn)

Sharon Tetlow

Board Member, Financial Expert, Financial Strategy
San Francisco, California, United States

Experience

Potrero Hill Advisors
Managing Partner
January 2016 - Present (10 years 4 months)

Potrero provides Strategic CFO and Operational financial support to growing life sciences companies. We assist the CEO and executive team in financing strategy and fundraising. We provide sound execution in accounting operations, audit management and preparation for significant transitions from early growth through initial public offerings and beyond.

CxT Discovery
Board Member
September 2024 - Present (1 year 8 months)
Berkeley, California, United States

Cessation Therapeutics, Inc.
Member Board of Directors
April 2023 - Present (3 years 1 month)
Chapel Hill, NC

Structure Therapeutics
Board Member, Audit Committee Chair, Nom&Gov Committee Member
April 2022 - Present (4 years 1 month)
South San Francisco, California, United States

Valneva
Board Member, Audit Committee Chair VALN: NASDAQ
June 2020 - December 2023 (3 years 7 months)
France

DICE Therapeutics
Board Member, AC Chair, Nom & Gov Member DICE:NASDAQ
November 2020 - August 2023 (2 years 10 months)
South San Francisco, CA

Board Member from prior to IPO through successful sale of company to Eli Lilly in 2023

Katherine Michiels School, Open Mind
Board Member
February 2016 - June 2023 (7 years 5 months)

Catalyst Biosciences
Board Member, Audit Committee Chair, CBIO:NASDAQ
January 2020 - December 2022 (3 years)
South San Francisco, CA

Altamont Pharma Acquisition Corp
Board Member
January 2021 - October 2022 (1 year 10 months)
Austin, Texas Metropolitan Area

Armetheon, Inc.
Board Member
November 2016 - September 2017 (11 months)
San Francisco Bay Area

Audit Committee, Comp Committee, Transaction Committee

Danforth Advisors
Managing Director
April 2013 - January 2016 (2 years 10 months)
San Francisco

Danforth Advisors provides COO/CFO level and administrative services for emerging life science and renewable energy companies. Danforth provides the operational backbone to support the business, so your company can focus on driving science and technology value for its stakeholders.

Pathwork Diagnostics
Chief Financial Officer
2011 - March 2013 (2 years)
595 Penobscot Drive, Redwood City, CA

Pathwork, a commercial molecular diagnostics company, sold an FDA cleared, Medicare reimbursed testing service for difficult to diagnose tumors. The company was privately held and venture backed and eventually sold its technology to another molecular diagnostics company.

Cell Genesys
Senior Vice President, Chief Financial Officer
June 2005 - October 2009 (4 years 5 months)

Raised significant equity and other cash investments during difficult fundraising environment; managed investor relationships; key member strategic team; restructured balance sheet and successfully sold company after unexpected phase 3 trial failure for the company's product; managed financial/sec legal operations during early years of Sarbannes Oxley.

Breast Cancer Emergency Fund (BCEF)
Board Member
January 2002 - January 2008 (6 years 1 month)

AIDS Emergency Fund
Board Member
January 2002 - January 2008 (6 years 1 month)

Apax Partners
Venture Partner, Biotechnology
October 2004 - February 2005 (5 months)

Management support for portfolio companies.
Apax's biotechnology venture group in Menlo Park was disbanded in February, 2005 in conjunction with merger with a large private equity firm.

diaDexus
Chief Financial Officer
February 1999 - October 2004 (5 years 9 months)

Raised over $100 million in equity for this private company

Reprogen, Inc
Vice President, Chief Financial Officer
January 1998 - February 1999 (1 year 2 months)
Irvine, California

With CEO, was responsible for fundraising, strategy, board and investor support. Intellectual property impairment led to dissolution of the enterprise; accepted offer to join diaDexus

Terrapin
Chief Financial Officer
January 1996 - February 1997 (1 year 2 months)

CFO of this private biotechnology company

Synergen, Inc.
Director of Finance
August 1992 - February 1995 (2 years 7 months)

Responsible for all financial operations in US, Europe and Japan; participated in team executing successful sale to Amgen in 1994. Left Synergen upon acquisition by Amgen, which had its own financial management infrastructure.

Genentech
Senior Manager of Finance
May 1988 - August 1992 (4 years 4 months)

Financial planning; treasury and cash management. Responsible for investment of corporate cash.

Eli Lilly and Company
Associate, finance
July 1986 - January 1988 (1 year 7 months)

The Brookings Institution
Analyst/programmer
1983 - 1984 (1 year)

Lewin and Associates
Analyst
1981 - 1983 (2 years)

Education

MBA · (1984 - 1986)

BS, Psychology · (1977 - 1981)